Exhibit 23.1

                        CONSENT OF KPMG PEAT MARWICK LLP

The Board of Directors and Stockholders
New Horizons Worldwide, Inc.

We consent to incorporation by reference in: the Registration Statement (No. 33-59151) on Form S-3 of Handex Corporation (now known as New Horizons Worldwide, Inc.; the Registration Statement (No. 33-32239) on Form S-8 of New Horizons Worldwide, Inc.; and the Registration Statement (No. 333-16903) on For S-8 of New Horizons Worldwide, Inc., of our report dated February 14, 1997, relating to the consolidated balance sheets of New Horizons Worldwide, Inc. and subsidiaries as of December 28, 1996 and December 30, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 28, 1996, and all related schedules, which report appears in the December 28, 1996 annual report on Form 10-K of New Horizons Worldwide, Inc.

KPMG Peat Marwick LLP
Cleveland, Ohio